                                                                    EXHIBIT 99.1

                              TOTAL ENTERTAINMENT
                          Promotional Retainer Proposal

Patrick Henry Creative Promotions, Inc. (PHCP) will provide promotion/marketing services and act as an independent contractor for Total Entertainment (TE) in accordance with and subject to the following terms and conditions.

I        The Services

This agreement calls for PHCP to provide the following services:

     1. Establish strong vendor relationships on behalf of TE with beverage partners, including marketing dollars.

     2.   Assist in the development of an annual calendar of TE events.


     3. Provide promotional ideas that appeal to TE target markets, raise market awareness, and increase sales.

     4. Provide TE locations with written program guidelines, critical path lists, and review forms for each program to insure the proper execution and evaluation thereof.

     5. Develop press releases for promotional programs and distribute to national trade publications.

     6.   Conduct conference calls regarding the status of each program.

     7. Travel to properties on an "as needed" basis to assess current marketing objectives and plans of action, as well as assist with market blitzes, promotion "kick off" parties, etc. All travel expenses will be the responsibility of TE.

II.      Monthly Retainer:

     1. TE will provide PHCP with a monthly retainer of $5,000.00. The first payment is due February 1, 2002. Each payment thereafter is due on the FIRST day of every month. The retainer will remain in effect from February 1, 2002 through July 31, 2002. If the monthly fee of $5,000.00 is not paid by the 15th of each month, all work will stop until the fee is paid. In addition, PHCP will receive 5% of all marketing funds solicited for promotional programs for TE.

     2. PHCP and TE will meet in May, 2002 to review marketing plans and objectives. At that time, either party may seek an adjustment to the retainer based on job duties, etc.

     3. Either party may terminate this Promotional Retainer Agreement at any time with a sixty (60) days written notice.

     4. Monthly retainer will include all long distance telephone calls, conference calls, promotional ideas, postage under $2.00, and costs of performing all duties set forth.

     5. Monthly retainer will not include travel expenses for PHCP (airfare, ground transportation, airport parking, hotel accommodations, $45.00 per day food and beverage allowance), postage over $2.00, artwork for promotional materials, press-related costs (such as postage, faxes, kits, etc.), printing, shipping materials, shipping & handling, or applicable sales taxes. TE will reimburse such expenses net thirty days.

     6.   Any additional expenses will be invoiced net thirty days.

III.     Information supplied to PHCP

     1. TE shall be responsible for the accuracy, completeness, priority and truth of all information it furnishes or causes to be furnished to PHCP in connection with PHCP's performance under this agreement, and TE shall indemnify and hold PHCP harmless from all claims, loss or liability, including reasonable attorney's fees to the extent resulting from TE's failure to fulfill its obligations contained within this paragraph.

     2. In performing this Agreement, PHCP will not use any of TE's trademarks, trade names, or copyrightable materials without TE's prior written approval.

     3. PHCP recognizes that as a result of providing services for TE, PHCP may develop, obtain, or learn about trade secrets or confidential information that is the property of TE. PHCP will use its best efforts and utmost diligence to guard and protect such trade secrets and confidential information from disclosure to anybody other than its employees with the "need to be informed". When this Agreement terminates, PHCP will promptly return to TE all such trade secrets and confidential information in it's and it's employees' possession. The terms "trade secrets" and "confidential information" include all methods, systems, marketing plans, or any other information of whatever nature, which gives TE an opportunity to gain an advantage over its competitors who do not know or use it.

     4. In order for PHCP to accurately perform its duties, TE will supply PHCP with information regarding TE's goals, objectives, and market area demographics.

     5. TE will be responsible for distributing all forms of communication with PHCP to TE employees with a need to know.

IV.      Indemnification

     1. Although PHCP will exercise reasonable judgment in its role as an independent marketing contractor to TE, TE will indemnify PHCP against loss which may be incurred as a result of any claim, suit or proceeding brought against PHCP based upon any representation or work which PHCI prepared for TE on behalf of TE, which TE approved in writing before its publication, presentation, or display, except on negligence of PHCP.

     2. PHCP will indemnify TE and hold harmless from all claims, costs, loss, or liability, including reasonable attorney's fees, resulting from any representation and consulting activities, which were not approved by TE before publication, presentation, or display.

     3. PHCP will exercise reasonable care in guarding against loss to TE through the failure of third parties to perform properly, but PHCP shall not be held responsible for any failure on their part, except if due to PHCP's negligence or intentional misconduct.

AGREED:


/s/ Patrick Henry            1-18-02      Patrick Henry
---------------------------------------   -------------------------------------
Patrick Henry, President        Date      Name Printed
Patrick Henry Creative Promotions, Inc.



/s/  Steven Johnson             1-21-02   Steven Johnson
---------------------------------------   -------------------------------------
Representative                     Date   Name Printed
Total Entertainment Restaurant Corp.